File Pursuant to Rule 424(b)(2)

Registration No. 333-236825

PROSPECTUS SUPPLEMENT dated April 9, 2020

(To Prospectus Dated March 2, 2020)

This is a prospectus supplement to the Prospectus dated March 2, 2020 (the “Prospectus”) which relates to the Dominion Energy, Inc. Stock Purchase and Dividend Reinvestment Plan (“Dominion Energy Direct” or the “Plan”). Some of the provisions of Dominion Energy Direct have been amended effective April 10, 2020. The amended provisions are set forth below. All other provisions of Dominion Energy Direct remain unchanged as set forth in the Prospectus.

SUMMARY OF DOMINION ENERGY DIRECT

Sale of Shares: The Administrator may sell shares on a daily basis. In any event, the sale of shares will occur within five (5) business days after receipt of your sale instructions. You can request the sale of some or all of your shares; however, you cannot instruct the Administrator to sell shares at a specific time or at a specific price under Dominion Energy Direct. You may now instruct the Administrator to sell shares through a Batch Order, Market Order or Day Limit Order. Proceeds you receive for any sale of shares will be reduced by a fee of $25 per transaction request and a brokerage commission fee of $.03 per share to cover broker fees and a portion of the administrative costs of this Plan.

SALE OF SHARES

You can sell some or all of the shares you have accumulated in Dominion Energy Direct or held in Direct Registration. Shares you hold in certificate form can be sold after they have been deposited into Dominion Energy Direct. The Administrator will instruct a registered broker-dealer to sell shares at the then current market price of Dominion Energy shares. You cannot instruct the Administrator to arrange for the sale of your shares at a specific price or at a specific time.

You may instruct the Administrator to sell shares through a Batch Order, Market Order or Day Limit Order. All sales options may not be available at all times. Proceeds you receive for any sale of shares will be reduced by a fee of $25 per transaction request and a brokerage commission fee of $.03 per share to cover broker fees and a portion of the administrative costs of Dominion Energy Direct. No brokerage commissions are kept by the Administrator.

Batch Order (online, by telephone or by written request) – A Batch Order is an accumulation by the Administrator of all requests to sell shares through the plan submitted together as a collective request. Batch Orders are submitted on each trading day, assuming there are sale requests to be processed. The Administrator will forward your request to a registered broker-dealer (which registered broker-dealer may be an affiliate of the Administrator) and the broker-dealer will sell your shares, along with shares to be sold for other accounts, within five business days, assuming the applicable market is open for trading and sufficient market liquidity exists. Proceeds from the sale, less a sale fee of $25 and a brokerage commission fee of $0.03 per share, will be sent to you on the settlement date. You may request a Batch Order sale online at www.shareholder.broadridge.com/D/, by contacting the Administrator by phone at (800) 552-4034 or by written request. All sale requests received in writing will be submitted as Batch Order sales.

Market Order (as available online or by telephone) – A Market Order is a request to sell shares promptly at the then-current market price. A participant's request to sell shares in a Market Order will be at the prevailing market price when the trade is executed. If such an order is placed during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern Time), the Administrator will promptly submit the shares to a registered broker-dealer (which registered broker-dealer may be an affiliate of the Administrator) for sale on the open market and the order will be executed as soon as market conditions allow. The price per share will be the market price of the sale obtained by the Administrator's broker-dealer and is not guaranteed. Proceeds from the sale, less a market order fee of $25 and a brokerage commission fee of $0.03 per share, will be sent to you on the settlement date. You may request a Market Order sale only online at www.shareholder.broadridge.com/D/ or by contacting the Administrator by phone at (800) 552-4034. Once entered, Market Order requests received by the Administrator during market hours are final and cannot be canceled. Sale requests submitted near or after the close of the market may be executed on the next trading day, along with other requests received after market close. Depending on the current trading activity, there may not be a market for your request and the order could be canceled at the end of the trading day. If your Market Order is canceled, you will receive an email confirmation. If your Market Order was canceled and you still want the shares to be sold, you will need to re-enter the sale request.

Day Limit Order (as available online or by telephone) – A Day Limit Order is an order to sell shares when and if they reach a specific trading price on a specific day. A participant's request to sell shares in a Day Limit Order will be promptly submitted by the Administrator to a broker. The broker will execute as a Market Order when and if the stock reaches, or exceeds the specified price on the day the order was placed (or, for orders placed outside of market hours, the next trading day). All limit orders are considered irrevocable upon final submission of the order and cannot be canceled within market hours. Proceeds from the sale, less a limit order fee of $25 and a brokerage commission of $0.03 per share, will be sent to you within five business days following the sale. You may request a Day Limit Order only online at www.shareholder.broadridge.com/D/ or by contacting the Administrator by phone at (800) 552-4034. Depending on the current trading activity, the entered price may not be met by the end of that trading day or there may not be a market for the request. In both cases, the order could be canceled at the end of the trading day. Should a participant submit a limit order that falls under the current trading price at the time of receipt by the broker, there is a chance the order will be canceled upon receipt if it exceeds certain pricing thresholds meant to protect you from erroneous entries. The order may also be canceled by the applicable stock exchange or by the Administrator's broker due to certain restrictions. If your Day Limit Order is canceled, you will receive an email confirmation. If your Day Limit Order was canceled and you still want the shares to be sold, you will need to re-enter the sale request.

Sale dates can vary or be suspended for up to two weeks without notice for administrative purposes.

If you prefer to have more control over the timing and sales price, you may choose to sell your shares through a stock broker of your choosing. In this case, you can either authorize your broker to initiate a DRS PROFILE transaction to electronically transfer your shares to your brokerage account or you can request the Administrator to issue a certificate for your shares which you can then deliver to your broker for sale. A $25 service fee will be charged for each stock certificate issued. Your money order or certified check made payable to Broadridge Corporate Issuer Solutions, Inc. must accompany your request for a stock certificate.

Requesting a Sale of Shares

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A completed Purchase and Sale Coupon may be mailed or faxed to sell shares. You may also request a sale online through your Dominion Energy shareholder online account or call 1-800-552-4034. Certain restrictions may apply based on the account type or sale value. With the exception of the year-end account statement, a Purchase and Sale Coupon is attached to each account Activity Statement. Forms may also be downloaded and printed from your shareholder online account or from the company’s website. Visit www.shareholder.broadridge.com/D/ and click on Need a Form.

•	On the Purchase and Sale Coupon, specify the number of shares you want to sell—not the dollar amount you would like to receive.

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If you request a sale of all of your shares and you have authorized automatic drafts from your bank account, you must notify the Administrator in writing to remove the draft, as the timing of your request may prevent it from being removed automatically. If you have signed up for online account access, you may terminate the automatic draft online.

•	Purchase and Sale Coupons that are mailed or faxed to the Administrator must be signed exactly as the name(s) appear on your account. All owners named on the account must sign.

•	Send the Purchase and Sale Coupon to the Administrator by:

Mail:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Street Address for Express Deliveries:
Broadridge Corporate Issuer Solutions, Inc.
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 11717

Fax: 1-215-553-5402

Sale Proceeds

•	We will send a check by U.S. Mail or direct deposit via ACH with the proceeds of any sale of shares. There will be a $5 fee for the direct deposit of sale proceeds.

•	The check will be mailed to your address of record on the settlement date. Direct deposit of funds will be made on the settlement date.

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As an added security measure, the Administrator may apply a five business day hold period to the initial association of bank account information to investor accounts as well as changes made to established direct deposit or direct debit instructions. This hold period is a method of preventing unauthorized transactions. If your sale takes place during the five day hold period, your sale proceeds will be sent by check.

This prospectus supplement constitutes part of your Prospectus and we suggest that you keep this with your permanent investment records since it contains important information about Dominion Energy Direct.